SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Notification by Scottish Power plc, dated March 15, 2006, of Director/PDMR Shareholding

SCOTTISH POWER PLC

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL
RESPONSIBILITY OR CONNECTED PERSONS

ScottishPower Employee Share Ownership Plan

Scottish Power plc ("the Company") announces that on 13 March 2006, the following Directors/Persons Discharging Managerial Responsibility, purchased
Partnership Shares and were awarded Matching Shares under the Inland Revenue approved ScottishPower Employee Share Ownership Plan (ESOP).  The Shares were purchased/allocated at £5.75 per share under the terms of the ESOP.  As a result of these awards, the Company was notified today, that the individual interests in the ordinary share capital of Scottish Power plc have increased as shown below.

                        Partnership Shares        Matching Shares          Total Interest in
                        Ordinary Shares of 50p    Ordinary Shares of 50p   Ordinary Shares of
                                                                           50p each following
                                                                           this notification*

John Campbell           22                        22                       15,258
Keith Cochrane          21                        21                        6,076
Stephen Dunn            22                        22                       15,528
Willie MacDiarmid       22                        22                       28,235
Ronnie Mercer           22                        22                       66,122
Susan Reilly            22                        22                       13,989
David Rutherford        22                        22                       12,886
James Stanley           22                        22                       45,139

*All less than 1% of the issued share capital

Donald McPherson, Deputy Company Secretary

Telephone: 01698 396413

15 March 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: March 15, 2006	By:	/s/ Donald McPherson
Donald McPherson
Deputy Company Secretary